SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                 SCHEDULE 13E-3
                                 (RULE 13e-100)
                TRANSACTION STATEMENT UNDER SECTION 13(e) OF THE
            SECURITIES EXCHANGE ACT OF 1934 AND RULE 13e-3 THEREUNDER

                                   RULE 13e-3
                              TRANSACTION STATEMENT
           UNDER SECTION 13(e) OF THE SECURITIES EXCHANGE ACT OF 1934
                                (Amendment No. 1)


                               CBC HOLDING COMPANY
                               -------------------
                                (Name of Issuer)

        ---------------------------------------------------------------
                 CBC Holding Company           Lee Phillip Liles
        ---------------------------------------------------------------
               CBC Interim Corporation        Steven L. Mitchell
        ---------------------------------------------------------------
              Sidney S. (Buck) Anderson      James A. Parrott, II
        ---------------------------------------------------------------
               James Thomas Casper, III         George M. Ray
        ---------------------------------------------------------------
             Charles A. (Pete) Clark, Sr.      Hulin Reeves, Jr.
        ---------------------------------------------------------------
                 John T. Croley, Jr.          Robert E. Sherrell
        ---------------------------------------------------------------
                 A.B.C. Dorminy, III        John Edward Smith, III
        ---------------------------------------------------------------
                   John S. Dunn               Wyndall L. Walters
        ---------------------------------------------------------------
                      (Names of Person(s) Filing Statement)

                                  COMMON STOCK
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

--------------------------------------------------------------------------------
                      (CUSIP Number of Class of Securities)

                                  GEORGE M. RAY
                      PRESIDENT AND CHIEF EXECUTIVE OFFICER
                               CBC HOLDING COMPANY
                             102 WEST ROANOKE DRIVE
                           FITZGERALD, GEORGIA  31750
                                 (229) 423-4321
--------------------------------------------------------------------------------
Name, address, and telephone numbers of person authorized to receive notices and communications on behalf of filing persons)

                                    Copy To:
                             James C. Wheeler, Esq.
                              Powell Goldstein LLP
                     One Atlantic Center - Fourteenth Floor
                          1201 West Peachtree Street NW
                             Atlanta, Georgia  30309
                                 (404) 572-6600

     This statement is filed in connection with (check the appropriate box):
     a. [X] The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14C or Rule 13e-3(c) under the Securities Exchange Act of 1934.
     b. [_] The filing of a registration statement under the Securities Act of 1933.
     c.  [_]  A tender offer.
     d.  [_]  None of the above.

     Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies: [X]

     Check the following box if the filing is a final amendment reporting the results of the transaction: [_]

                            Calculation of Filing Fee
--------------------------------------------------------------------------------
Transaction valuation*                  Amount of filing fee
--------------------------------------------------------------------------------
                  $4,000,000                                $470.80
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*    For purposes of calculating the fee only. This amount assumes the acquisition of 220,035 shares of common stock of the subject company for $17.80 per share in cash. The amount of the filing fee equals one-fiftieth of one percent of the aggregate transaction value.

[_] Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number or the Form or Schedule and the date of its filing.

Amount Previously Paid:    $470.80            Filing Party:  CBC Holding Company

Form or Registration No.:  Schedule 13E-3     Date Filed:    September 26, 2005

                  TRANSACTION STATEMENT UNDER SECTION 13(e) OF
          THE SECURITIES EXCHANGE ACT OF 1934 AND RULE 13e-3 THEREUNDER


     This Amendment No. 1 to the Rule 13e-3 Transaction Statement on Schedule 13E-3 (the "Amended Schedule") is being filed by the filing persons listed on the cover of this Amended Schedule in connection with an Agreement and Plan of Reorganization (the "Plan") that is designed to take CBC Holding Company (the "Company") private by reducing its number of shareholders of record to below
300.  A copy of the Plan is attached as Appendix A to the Proxy Statement being
                                        ----------
filed by the Company concurrently with this Amended Schedule. The Proxy Statement is also being filed under Amendment No. 1 to Schedule 14A pursuant to Regulation 14A of the Securities Exchange Act of 1934, as amended, and is incorporated by reference herein. The Proxy Statement relates to a special meeting of shareholders at which the Company's shareholders will consider and vote upon the Plan.

     CBC Holding Company's Rule 13e-3 Transaction Statement on Schedule 13E-3 was previously filed with the Securities and Exchange Commission on September 26, 2005. All information contained in this Amended Schedule concerning the Company has been supplied by the Company. The information contained in the Proxy Statement, including all appendices, is hereby incorporated by reference. Capitalized terms not otherwise defined herein shall have the meaning given to them in the Proxy Statement.


ITEM 1.   Summary Term Sheet

          The required information is incorporated herein by reference to the section of Exhibit 1 entitled "SUMMARY TERM SHEET."

ITEM 2.   Subject Company Information

          The required information is incorporated herein by reference to the caption to the Notice of the Special Meeting of Shareholders contained in Exhibit 1 and to the sections of Exhibit 1 entitled "DESCRIPTION OF CBC HOLDING COMPANY AND INTERIM-Business of CBC Holding Company and Business of Community Banking Company of Fitzgerald, -Market for Common Stock, -Description of Common Stock, and -Dividend Policy," and "INFORMATION REGARDING SPECIAL MEETING OF SHAREHOLDERS-Number of Shares Outstanding."

ITEM 3.   Identity and Background of Filing Person

          The business address and telephone number of each filing person listed on the cover of this Schedule is c/o Community Banking Company of Fitzgerald, 102 West Roanoke Drive, Fitzgerald, Georgia 31750, telephone (229) 423-4321. Each filing person is a director of the Company, and George M. Ray is also the President and Chief Executive Officer of the Company. The other required information regarding the filing persons and persons specified in Instruction C to the Schedule is incorporated herein by reference to the sections of Exhibit 1 entitled "DESCRIPTION OF CBC HOLDING COMPANY AND INTERIM-Business of CBC Holding Company and Community Banking Company of Fitzgerald, and -Directors and Executive Officers of CBC Holding Company."

ITEM 4.   Terms of the Transaction


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
          The required information is incorporated herein by reference to the sections of Exhibit 1 entitled "INFORMATION REGARDING SPECIAL MEETING OF SHAREHOLDERS-Voting at the Special Meeting, -Requirements for Shareholder Approval, and -Dissenters Rights," "SPECIAL FACTORS -Purpose of the Reorganization Plan, -Reasons for the Reorganization, -Recommendation of the Board of Directors; Fairness of the Reorganization Plan, -Effects of the Reorganization on Affiliates, and -Federal Income Tax Consequences of the Reorganization Plan," and "DESCRIPTION OF THE PLAN," "DISSENTERS' RIGHTS," "DESCRIPTION OF CBC HOLDING COMPANY AND INTERIM-Market for Common Stock, and -Description of Common Stock."

ITEM 5.   Past Contacts, Transactions, Negotiations and Agreements

          The required information is incorporated herein by reference to the section of Exhibit 1 entitled "SPECIAL FACTORS -Alternatives Considered by the Board of Directors, -Recommendation of the Board of Directors, and Fairness of the Reorganization Plan-Substantive Fairness," and "DESCRIPTION OF CBC HOLDING COMPANY AND INTERIM-Recent Affiliate Transactions."

ITEM 6.   Purposes of the Transaction and Plans or Proposals

          The common stock acquired in the transaction will be cancelled and become authorized but unissued common stock. Other than the Reorganization described in response to Item 4 and the indebtedness to be incurred in connection therewith as described in Item 10, there are no plans, proposals or negotiations relating to or that would result in:

          (1) any extraordinary transaction, such as a merger, reorganization or liquidation, involving the Company or any subsidiary;

          (2) any purchase, sale or transfer of a material amount of assets of the Company or any subsidiary;

          (3) any material change in the Company's present dividend rate or policy or in its indebtedness or capitalization;

          (4) any change in the Company's present board of directors or management, including but not limited to plans or proposals to change the number or term of directors or to fill any existing vacancies on the board or to change any material term of any executive officer's employment contract;

          (5) any other material change in the Company's corporate structure or business;

          (6) any class of the Company's equity securities to be delisted from a national securities exchange or cease to be authorized to be quoted in an automated quotation system operated by a national securities association;

          (7) except as disclosed in response to Item 7 relating to the prospective termination of registration of the Company common stock under the Exchange Act, any class of the Company's equity securities becoming eligible for termination of registration under Section 12(g)(4) of the Exchange Act; or

          (8) except as described in response to Item 7, the suspension of the Company's obligation to file reports under Section 15(d) of the Exchange Act.

ITEM 7.   Purposes, Alternatives, Reasons and Effects

          The required information is incorporated herein by reference to the sections of Exhibit 1 entitled "SPECIAL FACTORS -Purpose of the Reorganization Plan, -Alternatives Considered by the Board of Directors, -Reasons for the Reorganization, -Potential Disadvantages of the Reorganization, -Effects of the Reorganization on CBC Company, -Effects of the Reorganization on Affiliates, -Effects of the Reorganization on Shareholders Generally, -Effects of the Reorganization Plan on the Community Banking Company of Fitzgerald 401(k) Plan," -Federal Income Tax Consequences of the Reorganization Plan, -CBC Holding Company Affiliates' Determination of Fairness of the Reorganization Plan, and -Pro Forma Effect of Reorganization Plan" and "PRO FORMA CONSOLIDATED FINANCIAL INFORMATION."

ITEM 8.   Fairness of the Transaction

          The required information is incorporated herein by reference to the sections of Exhibit 1 entitled "SPECIAL FACTORS -Recommendation of the Board of Directors; Fairness of the Reorganization Plan and -CBC Holding Company Affiliates' Determination of Fairness of the Reorganization Plan, and -Opinion of Independent Financial Advisor."

ITEM 9.   Reports, Opinions, Appraisals and Negotiations

          The required information is incorporated herein by reference to the section of Exhibit 1 entitled "SPECIAL FACTORS-Recommendation of the Board of Directors; Fairness of the Reorganization Plan," and -Opinion of Independent Financial Advisor."

ITEM 10.  Source and Amount of Funds or Other Consideration

          The required information is incorporated herein by reference to the section of Exhibit 1 entitled "DESCRIPTION OF THE PLAN-Source of Funds and Expenses."

ITEM 11.  Interest in Securities of the Subject Company

          The required information is incorporated herein by reference to the sections of Exhibit 1 entitled "SPECIAL FACTORS-Effects of Reorganization on Affiliates," "DESCRIPTION OF CBC HOLDING COMPANY AND INTERIM-Stock Ownership, and -Recent Affiliate Transactions."

ITEM 12.  The Solicitation or Recommendation

          The required information is incorporated herein by reference to the section of Exhibit 1 entitled "SPECIAL FACTORS-Recommendation of the Board of Directors; Fairness of the Reorganization Plan, and CBC Holding Company Affiliates' Determination of Fairness of the Reorganization Plan."

ITEM 13.  Financial Statements


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

          The required information is incorporated herein by reference to the sections of Exhibit 1 entitled "SELECTED HISTORICAL CONSOLIDATED FINANCIAL DATA" and "PRO FORMA CONSOLIDATED FINANCIAL INFORMATION" and to Appendices F and G thereto.


ITEM 14.  Persons/Assets Retained, Employed, Compensated or Used

          The required information is incorporated herein by reference to the section of Exhibit 1 entitled "INFORMATION REGARDING THE SPECIAL MEETING OF SHAREHOLDERS-Solicitation of Proxies."

ITEM 15.  Additional Information

          Not applicable.

ITEM 16.  Exhibits

          1. Preliminary Proxy Statement, Notice of the Special Meeting of Shareholders and related cover letter, including:

                    Appendix A  Agreement and Plan of Reorganization

                    Appendix B  Shareholders Agreement

                    Appendix C  S-Corporation Election Form 2553

                    Appendix D  Excerpts from the Georgia Business Corporation
                                Code

                    Appendix E  Opinion of Southard Financial

                    Appendix F  Excerpts from CBC Holding Company's 10-KSB for the Year Ended December 31, 2004

                    Appendix G  Excerpts from CBC Holding Company's 10-QSB for the Nine Months Ended September 30, 2005

               (Incorporated by reference to the amended preliminary proxy statement filed concurrently herewith under cover of Amendment No. 1 to Schedule 14A; File No. 000-22451.)



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
                                    SIGNATURE

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: January 6, 2006

                                      CBC HOLDING COMPANY

                                      By: /s/ George M. Ray
                                         ----------------------------------
                                          George M. Ray
                                          President and Chief Executive Officer

                                      CBC INTERIM CORPORATION

                                      By: /s/ George M. Ray
                                         ----------------------------------
                                          George  M.  Ray
                                          President

     KNOW ALL MEN BY THESE PRESENTS, that each person whose signature appears on the signature page to this Schedule 13E-3 constitutes and appoints George M. Ray his or her true and lawful attorney-in-fact and agent, with full power of substitution and resubstitution, for him or her and in his or her name, place, and stead, in any and all capacities, to sign any and all amendments to this
Schedule 13E-3, and to file the same, with all exhibits hereto, and other documents in connection herewith with the Securities and Exchange Commission, granting unto said attorney-in-fact and agent, full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes as they might or could do in person, hereby ratifying and confirming all that said attorney-in-fact and agent or their substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

     Pursuant to the requirements of the Securities Exchange Act of 1934, this
Schedule 13E-3 has been signed below by the following persons on behalf of the Registrant and in the capacities and on the dates indicated.


       Signature                                   Title                         Date
       ---------                                   -----                         ----


/s/ Sidney S. (Buck) Anderson                     Director                 January 6, 2006
--------------------------------
Sidney S. (Buck) Anderson

/s/ James Thomas Casper, III                      Director                 January 6, 2006
--------------------------------
James Thomas Casper, III

/s/ Charles A. (Pete) Clark, Sr.                  Director                 January 6, 2006
--------------------------------
Charles A. (Pete) Clark, Sr.


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
       Signature                                   Title                         Date
       ---------                                   -----                         ----


/s/ John T. Croley, Jr.                           Director                 January 6, 2006
--------------------------------
John T. Croley, Jr.

/s/ A.B.C. (Chip) Dorminy, III                    Director                 January 6, 2006
--------------------------------
A.B.C. (Chip) Dorminy, III

/s/ John S. Dunn                                  Director                 January 6, 2006
--------------------------------
John S. Dunn

/s/ Lee Phillip Liles                             Director                 January 6, 2006
--------------------------------
Lee Phillip Liles

/s/ Steven L. Mitchell                            Director                 January 6, 2006
--------------------------------
Steven L. Mitchell

/s/ James A. Parrot, II                           Director                 January 6, 2006
--------------------------------
James A. Parrot, II

/s/ George M. Ray                 Director, President and Chief Executive  January 6, 2006
--------------------------------                  Officer
George M. Ray

/s/ Hulin Reeves, Jr.                             Director                 January 6, 2006
--------------------------------
Hulin Reeves, Jr.

/s/ Robert E. Sherrell                            Director                 January 6, 2006
--------------------------------
Robert E. Sherrell

/s/ John Edward Smith, III                        Director                 January 6, 2006
--------------------------------
John Edward Smith, III

/s/ Wyndall L. Walters                            Director                 January 6, 2006
--------------------------------
Wyndall L. Walters

                                  EXHIBIT INDEX


1. Preliminary Proxy Statement, Notice of the Special Meeting of Shareholders and related cover letter, including:

               Appendix A  Agreement and Plan of Reorganization

               Appendix B  Shareholders Agreement

               Appendix C  S-Corporation Election Form 2553

               Appendix D  Excerpts from the Georgia Business Corporation Code

               Appendix E  Opinion of Southard Financial

               Appendix F  Excerpts from CBC Holding Company's 10-KSB for the
                           Year Ended December 31, 2004

               Appendix G  Excerpts from CBC Holding Company's 10-QSB for the
                           Nine Months Ended September 30, 2005

          (Incorporated by reference to the amended preliminary proxy statement filed concurrently herewith under cover of Amendment No. 1 to Schedule 14A; File No. 000-22451.)



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